VINFAST AUTO LTD.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

September 28, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Bradley Ecker

Geoffrey Kruczek

Re:	VinFast Auto Ltd. (the “Company”)

Registration Statement on Form F-1

Originally Filed September 12, 2023

File No. 333-274475

Reference is made to our letter, filed as correspondence via EDGAR on September 27, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form F-1 for 4:00 p.m., Washington, D.C. time on September 28, 2023, in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Prior Acceleration Request”).

We are no longer requesting that the above-referenced Registration Statement on Form F-1 be declared effective at such time on such day, and we hereby formally withdraw the Prior Acceleration Request.

[Signature page follows]

Very truly yours, VinFast Auto Ltd.

By:	/s/ Le Thu Thu Thuy
Name: Le Thi Thu Thuy Title: Managing Director and Global CEO, VinFast Auto Ltd.

cc:	(via email)

David Mansfield, Chief Financial Officer, VinFast Auto Ltd.

Sharon Lau, Partner, Latham & Watkins LLP

Stacey Wong, Partner, Latham & Watkins LLP

[Signature page to Acceleration Request]